Exhibit 12.1
JETBLUE AIRWAYS CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except ratios)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Earnings:
Income before income taxes	$322	$132	$794	$483
Less: Capitalized interest	(2)	(4)	(6)	(11)
Add:
Fixed charges	54	63	168	187
Amortization of capitalized interest	1	1	3	3
Adjusted earnings	$375	$192	$959	$662
Fixed charges:
Interest expense	$30	$35	$94	$108
Amortization of debt costs	2	2	4	5
Rent expense representative of interest	23	26	70	74
Total fixed charges	$55	$63	$168	$187
Ratio of earnings to fixed charges (1)	6.89	3.05	5.71	3.54

____________________________
(1) All ratios shown in the above table have been calculated using unrounded numbers.